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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)


                                   ADT LIMITED

                                (Name of Issuer)


                    Common Shares, Par Value $0.10 Per Share

                         (Title of Class of Securities)


                                   000915 10 8

                                 (CUSIP Number)

                                 Marilyn Dalton
                             Secretary and Treasurer
                              Westar Capital, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (913) 575-8357

                                   Copies to:

            John K. Rosenberg, Esq.               Neil T. Anderson, Esq.
            Western Resources, Inc.                Sullivan & Cromwell
               818 Kansas Avenue                     125 Broad Street
             Topeka, Kansas 66612                New York, New York 10021
               (913) 575-6535                         (212) 558-4000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 28, 1996

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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--------------------
CUSIP NO.  000915108
--------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc; 48-1092416
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [   ]
                                             (b)  [ x ]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [   ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas
-------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
 NUMBER OF                                          38,077,611
  SHARES        ----------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
  OWNED BY                                          0
    EACH          --------------------------------------------
 REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON                                           38,077,611
    WITH          --------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                                                    0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                    38,077,611
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                         [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                          27.0%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                         CO
-------------------------------------------------------------------------------


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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on January 26, 1996, as most recently amended on October 4, 1996 by Amendment No. 7 thereto (the "Statement"), with respect to the Common Shares, par value $0.10 per share (the "Shares") of ADT Limited (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


     Item 1. SECURITY AND ISSUER.

     No material change.

     Item 2. IDENTITY AND BACKGROUND.

     No material change.

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price (excluding commissions paid to the broker with whom the Reporting Person placed its orders) for the 4,092,200 Shares and 500 Liquid Yield Option Notes of the Issuer ("LYONS") purchased by the Reporting Person since Amendment No. 7 to the Statement was $79,905,816.50. Such Shares were acquired with general capital funds of the Reporting Person.

     Item 4. PURPOSE OF THE TRANSACTION.

     In order to purchase Shares and LYONS at what the Reporting Person considered to be favorable market prices, the Reporting Person decided to purchase 4,092,200 Shares and 500 LYONS in open market transactions, as more fully set forth in Item 5 below. In the future, the Reporting Person may from time to time purchase or sell Shares at prevailing market prices, or may negotiate to purchase or sell Shares privately.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby deleted in its entirety and restated as follows:

     (a) According to the Issuer's Report on Form 10-Q for the six months ended June 30, 1996, as of August 5, 1996 there were 133,736,123 Shares issued and outstanding, of which 3,182,787 were held by a subsidiary of the Issuer. According to a Current Report on Form 8-K filed by the Issuer on September 19, 1996,

                                      -3-

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7,034,940 Shares were issued in connection with the amalgamation of Automated
Security (Holdings) PLC with and into the Issuer (the "Amalgamation"). The total of the 7,034,940 Shares issued in the Amalgamation, the 133,736,123 Shares reported to be outstanding on the Issuer's Form 10-Q and the 14,115 Shares issuable upon exchange of the 500 LYONS reported in this filing is 140,785,178, which is the number of Shares assumed to be outstanding for the purposes of this
Schedule 13D amendment. The Reporting Person beneficially owns (within the meaning of Rule 13d-3) 38,077,611 Shares, constituting approximately 27.0% of the above-noted total amount of issued and outstanding Shares (including the Shares held by a subsidiary of the Issuer).

     (b) The Reporting Person has the sole power to vote or direct the vote of its Shares and to dispose of its Shares.

     (c) Since the filing of Amendment No. 7 to the Statement, the Reporting Person has purchased 4,092,200 Shares and 500 LYONS in open market transactions. Set forth below is a table identifying and describing all such transactions:



  Common Shares              Price per Share           Date of Purchase
-------------------------------------------------------------------------------

    14,115*                      N/A**                      10/8/96
   160,000                       19.125                    10/16/96
    50,000                       19.25                     10/16/96
     2,900                       19.25                     10/17/96
    50,000                       19.375                    10/18/96
    50,000                       19.25                     10/18/96
     2,500                       19.5                      10/18/96
   247,700                       19.5                      10/21/96
    58,300                       19.375                    10/21/96
    50,000                       19.5                      10/22/96
   120,000                       19.625                    10/22/96
   155,000                       19.625                    10/23/96
   116,700                       19.5                      10/23/96
    18,400                       19.375                    10/23/96
    25,000                       19.625                    10/24/96
    25,000                       19.5                      10/24/96
    44,700                       19.375                    10/24/96
    15,000                       19.25                     10/25/96
   125,000                       19.375                    10/25/96
    66,700                       19.25                     10/28/96
    75,500                       19.375                    10/28/96
   202,800                       19.5                      10/28/96
    27,500                       19.375                    10/28/96
   204,700                       19.625                    10/28/96
    15,000                       19.75                     10/28/96
   129,000                       19.404                    10/28/96
 2,034,800                       19.4623                   10/28/96
    20,000                       19.75                     10/28/96
___________________

* Issuable upon exchange of 500 LYONS purchased by the Reporting Person at a ratio of 28.23 Common Shares per LYON.

**  Each such LYON was purchased by the Reporting Person for $562.50.



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     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

     Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     No material change.


                                       -5-



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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WESTAR CAPITAL, INC.


                                    By:  /s/ Marilyn Dalton
                                         ------------------------------
                                         Name:  Marilyn Dalton
                                         Title: Secretary and Treasurer


Dated:   October 29, 1996


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